Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 9 DATED AUGUST 4, 2026
TO THE PROSPECTUS DATED APRIL 14, 2026

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2026, as supplemented by Supplement No. 1 dated April 17, 2026, Supplement No. 2 dated May 1, 2026, Supplement No. 3 dated May 15, 2026, Supplement No. 4 dated May 20, 2026, Supplement No. 5 dated June 1, 2026, Supplement No. 6 dated June 16, 2026, Supplement No. 7 dated July 1, 2026 and Supplement No. 8 dated July 20, 2026. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of July 2026;
•an update on our share redemption plan activity;
•an update on expense support from our advisor; and
•an update to the description of our NAV calculation.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of July 2026. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share**	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
July 1, 2026	$13.16	$13.26	$13.30	$13.29	$13.14	$13.08	$13.17
July 2, 2026	$13.10	$13.19	$13.24	$13.21	$13.07	$13.02	$13.09
July 6, 2026	$13.10	$13.20	$13.25	$13.22	$13.08	$13.02	$13.10
July 7, 2026	$13.11	$13.20	$13.25	$13.22	$13.08	$13.03	$13.10
July 8, 2026	$13.11	$13.20	$13.25	$13.23	$13.08	$13.03	$13.11
July 9, 2026	$13.11	$13.20	$13.25	$13.23	$13.08	$13.03	$13.11
July 10, 2026	$13.11	$13.20	$13.26	$13.23	$13.09	$13.03	$13.11
July 13, 2026	$13.12	$13.21	$13.26	$13.23	$13.09	$13.03	$13.11
July 14, 2026	$13.12	$13.21	$13.26	$13.24	$13.09	$13.04	$13.12
July 15, 2026	$13.12	$13.21	$13.26	$13.24	$13.09	$13.04	$13.12
July 16, 2026	$13.13	$13.23	$13.28	$13.25	$13.11	$13.05	$13.13
July 17, 2026	$13.14	$13.23	$13.28	$13.26	$13.11	$13.05	$13.13
July 20, 2026	$13.14	$13.23	$13.28	$13.26	$13.11	$13.06	$13.14
July 21, 2026	$13.14	$13.23	$13.28	$13.26	$13.11	$13.06	$13.14
July 22, 2026	$13.14	$13.23	$13.29	$13.26	$13.12	$13.06	$13.14
July 23, 2026	$13.14	$13.24	$13.29	$13.26	$13.12	$13.06	$13.14
July 24, 2026	$13.14	$13.24	$13.29	$13.26	$13.12	$13.06	$13.14
July 27, 2026	$13.15	$13.24	$13.29	$13.27	$13.12	$13.06	$13.14
July 28, 2026	$13.15	$13.24	$13.29	$13.27	$13.12	$13.06	$13.14
July 29, 2026	$13.15	$13.24	$13.29	$13.27	$13.12	$13.06	$13.14
July 30, 2026	$13.15	$13.24	$13.29	$13.27	$13.12	$13.06	$13.15
July 31, 2026	$13.15	$13.24	$13.29	$13.27	$13.12	$13.06	$13.15

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N and Class T shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Redemptions

For the month of July 2026, we redeemed shares for a total of approximately $2,590,868 pursuant to our share redemption plan, representing approximately 1.3% of our combined NAV calculated as of the last calendar day of the prior quarter. The total amount requested for the month was the lowest amount of redemption requests for a month since we began our monthly redemption program in July 2024. As the total requested was below the 2% monthly limit, then per the terms of our share redemption plan, we honored 100% of all redemption requests received.

Expense Support

Under the expense support agreement with our advisor, the ESA commencement date occurred in July 2026. In connection therewith, reimbursement to our advisor of expense payments pursuant to the expense support agreement will commence in August 2026.

NAV Calculation

In the section "Net Assets Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation," the fifth paragraph, which appears on page 148 of our prospectus, and all other disclosures in the prospectus regarding the impact of the reimbursement of expense payments on the calculation of our NAV is replaced with the following:

Pursuant to the terms of our expense support agreement with our advisor described elsewhere in this prospectus, our advisor has incurred expenses related to our offerings and operations, which we refer to as expense payments. Expense payments made by our advisor in accordance with the expense support agreement will not be recognized as expenses and reflected in our daily NAV until we reimburse our advisor for these costs. Each monthly reimbursement of expense payments to our advisor will be allocated to all classes of shares of our common stock on a pro rata basis and be amortized into the calculation of the daily NAV for each class across the first ten calendar days of the month in which each reimbursement to our advisor is paid. Prior to the initiation of our current follow-on offering period, and prior to initiation of future follow-on offering periods, we have incurred and will incur certain costs in preparation for such follow-on offering periods, which we refer to as prepaid offering costs. Such costs will benefit the entire follow-on offering period to which they relate and as such will be amortized on a straight-line basis over the anticipated follow-on offering period into the NAV for each class of shares beginning upon commencement of each particular follow-on offering. Organization and offering costs incurred during an active follow-on offering period will be deducted from our NAV on an accrual basis as they are incurred. In the event our advisor agrees to pay some or all of our organization and offering costs prior to the commencement of an offering period and agrees to defer reimbursement of such costs, then such costs will be amortized into the daily NAV calculation as such costs are reimbursed to our advisor. We will allocate all of our offering costs to all outstanding shares of all classes on a pro rata basis, each day that we calculate a NAV for a given class of shares. Similarly, any payments made by our dealer manager of reimbursable offering costs in connection with our offerings on our behalf will also be recognized and reflected in our daily NAV for all share classes on a pro rata basis.